Filed Pursuant to Rule 424(b)(3) and 424(c)
Registration No. 333-187014

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated March 13, 2013)

17,824,647 Shares

Common Stock

This prospectus supplement No. 1 supplements the prospectus dated March 13, 2013, which forms a part of our Registration Statement on Form S-11 (Registration No. 333-187014) relating to the distribution of up to 17,824,647 shares of shares of our common stock that will be distributed by Two Harbors Investment Corp to its stockholders.

This prospectus supplement includes the attached letter dated April 9, 2013 of our Chief Executive Officer which accompanied our annual report to stockholders.  This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus.  If there is any inconsistency between any information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 6 of the prospectus and in the documents incorporated by reference into the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April   16 , 2013.

April 9, 2013 To Our Stockholders: Silver Bay Realty Trust Corp. was formed to capitalize on a generational opportunity to acquire undervalued single-family properties and to bring institutional excellence to the highly fragmented single-family rental industry. Since our predecessor's early acquisitions in 2009, we have advanced from being a promising business concept to an emerging institutional asset class. We are privileged to be supported by forward-thinking investors who share our vision of creating a sustainable, long-term business dedicated to delivering high quality single-family rental homes and unparalleled customer service to our residents. Today, we are proud to manage a portfolio of over 4,600 properties. December 2012 marked an important milestone in the early stages of Silver Bay's development. The successful completion of our initial public offering designated our Company as the first publicly traded REIT purely focused on the acquisition, renovation, leasing and management of single-family properties. The IPO positioned us well as it launched us with a diverse portfolio and provided capital to execute our strategy. Subsequently, Silver Bay was among an abbreviated list of distinguished companies added to the MSCI Global Small Cap Index and Russell 2000 Index in 2013. Silver Bay's inclusion in these indices increased the Company's visibility within the investment community and expanded our stockholder base. We believe Silver Bay offers an attractive total return profile that combines capital appreciation with cash flow yields generated by our leasing operations. The recovery of the U.S. residential housing market will continue to be an important theme in our investment thesis during our formative years. The single-family homes in our portfolio have been acquired in demographically attractive markets and at significant discounts to replacement cost. In addition, the current share of income spent on housing is well below historical levels indicating strong affordability even with modest income growth. We expect to benefit in most of our markets from a mid- to high single digit annual capital appreciation on our residential assets over the next five to seven years as housing prices return to more normalized levels. When you combine this potential capital appreciation with rental yield, we believe our strategy provides attractive unlevered returns with inflation protection. We view the increased interest in single-family rental properties by institutional investors to be a positive indicator of the overall cheapness of housing, the unfolding of the housing market recovery and the industry's long-term potential. While competition for our target assets increased markedly in the second half of 2012, institutional ownership of single-family rentals is still estimated to be only 2-3% of the market. We believe that the increased flow of institutional capital into the sector has created a floor for housing prices, particularly in the distressed segment of certain markets. Housing prices, while off the lows, remain cheap relative to replacement cost and affordability metrics. However, we believe this will change over time, which emphasizes the importance of deploying capital in the early stages of the housing recovery while remaining disciplined. The current housing environment continues to be highly attractive. Housing prices across all of our core markets have appreciated over the past year. However, it is important to keep these gains off the lows in context. In markets like Phoenix, Las Vegas and California prices are still 40 to 50% below peak and roughly flat to prices seen over a decade ago despite significant population growth and inflation. The supply of homes available for sale that meet our criteria is large and the shadow inventory pipeline remains elevated. We remain constructive on the recovery of the U.S. housing market. However, we believe the dislocations created by the housing crisis will take several years to resolve, thereby providing a window of opportunity to deploy capital while concurrently achieving operational scale. On the demand side, we believe demographic factors are highly favorable to our business model. Household formations continue to increase to approximately 1 million on an annualized basis. When you combine this favorable trend with tight credit availability, we anticipate continued strong rental demand for single-family homes. While new building activity has begun to increase, we believe substantial under investment in residential housing over the past six years will create upward pressure on home prices and rents as demand exceeds supply. We expect this will take time and will be uneven across markets but believe pricing will inevitably revert to replacement cost, which would be favorable to our total return profile. Silver Bay takes an opportunistic stance towards investing while maintaining a disciplined approach to growing our company. We manage our business with a long-term outlook and view 2013 as a period dedicated to laying the foundation to support our expansion. For 2013, we established three strategic priorities that are fundamental to our long-term success: i) growth through disciplined acquisitions, ii) expansion of operational capacity and efficiency in stabilizing properties, and iii) establishment of financing alternatives to optimize our capital structure. Although it's still early in the year, we are encouraged by our initial results. We continue to find compelling investment opportunities across all of our markets. Our acquisition strategy focuses on continued growth in existing markets, expansion to new markets and portfolio acquisitions of single-family properties. Recently, we increased our Florida presence to include Jacksonville and the region spanning from Miami to West Palm Beach in addition to expanding our operations to include Houston, Texas and Columbus, Ohio. Although these markets are in the initial stages of deployment, we are finding excellent acquisition opportunities and the strong demographic and macroeconomic trends exhibited by these markets are indicative of their long-term potential. While we have accomplished much in our short history, we remain focused on building the business. As we grow our portfolio, it is critical to maintain the appropriate capacity to stabilize the newly acquired properties. We must renovate and lease properties in a timely and cost effective manner in order to generate rental cash flows while maintaining our commitment to quality. We have continued to enhance our renovation and leasing capacity and we look forward to realizing the benefits of this operational initiative throughout 2013. An element of our strategy is to fund property acquisitions through a combination of equity and debt. We believe that single-family rental properties are an obvious and high quality asset to leverage based on the underlying asset value and cash flow generation. Our plan is to prudently apply leverage to our portfolio as our business matures. We believe a measured approach is beneficial to our stockholders, because lending capacity and pricing continue to improve as institutions and the debt markets become more comfortable with the industry and asset class. We expect to add debt financing to our capital structure during 2013. We are excited about the prospects for our Company, the single-family rental market and the overall housing market. We have a talented team that is dedicated to executing our 2013 strategic priorities, and we look forward to a fundamental year of expansion, infrastructure development and value creation for our stockholders. Sincerely, David N. Miller President and Chief Executive Officer This letter and the documents included herewith contain forward-looking statements based on our current expectations, beliefs, projections, future plans and strategies, and anticipated events or trends. Actual results may differ materially from those expressed in the forward-looking statements due to many factors. See Item 7 of Part II of the Form 10-K included herewith for a discussion of factors that may cause actual results to differ materially from those expressed in the forward-looking statements.